October 17, 1996






Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3-10
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Steven Duvall
            Assistant Director

Re:   Withdrawal of Texas Instruments Financial Trust
      Form S-3 Registration Statement No. 333-07127

Dear Mr. Duvall:

Texas Instruments Financial Trust (the "Trust") hereby applies to withdraw the above referenced registration statement contemplating the issuance of preferred securities of the Trust, junior subordinated deferrable interest debentures of Texas Instruments Incorporated (the "Company"), and common stock of the Company issuable upon conversion of the debentures.

Pursuant to an agreement with the Staff, the Company is amending its Form S-3 Registration Statement No. 333-07127 to convert the filing to cover shares of the Company's common stock to be issued under the Company's 1996 Long-Term Incentive Plan.

The grounds upon which the Trust makes this application for withdrawal are as follows. The Trust and the Company had contemplated issuing equity-linked securities in connection with possible acquisitions by the Company. The Company did acquire Silicon Systems, Inc., in July. However, market conditions for an equity-linked security of Texas Instruments had deteriorated from the conditions envisioned at the time of filing of the registration statement and the Company issued debt under a previously existing shelf registration statement in order to finance the acquisition.


Securities and Exchange Commission
October 17, 1996
Page 2



Accordingly, the Trust no longer intends to issue the securities contemplated by the above referenced registration statement.

If you have any questions, please contact me at 972-995-1309 or John Gilhooly at 972-995-5871.

                                   Very truly yours,

                                   /s/ DEBORAH E. BARTLETT
                                   -----------------------
                                   Deborah E. Bartlett
                                   Legal Counsel

cc:  M. Kathleen Haller
     Securities and Exchange Commission